SINA CORPORATION

No. 8 SINA Plaza,

Courtyard 10, the West Xibeiwang E. Road,

Haidian District, Beijing 100193,

People’s Republic of China

September 23, 2019

VIA EDGAR

David Edgar, Staff Accountant

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sina Corporation (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 30, 2019
File No. 001-37361

Dear Mr. Edgar and Ms. Sweeney:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 9, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects

Results of Operations, page 90

1.                                      On page 78 you disclose the factors directly affecting growth of your online advertising business including your ability to attract new advertisers and increase the average spending of existing advertisers. Please describe for us the metrics used to monitor monetization in managing your advertising business, such as your ability to attract and retain advertisers and advertisers’ spending. In this regard, we note your disclosure on page 91 that portal advertising revenues were negatively impacted by a reduction of advertisement budget by SME customers and management statements in your fourth quarter 2018 earnings call that the growth of Weibo’s key accounts advertising business was driven by continued growth in ARPA and expansion in your customer base. In your response, please separately discuss portal and Weibo advertising revenues and tell us the number of advertising customers and average spending measure for each period presented. Refer to Item 5.A of Form 20-F and Part III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Company monitors a series of metrics to evaluate advertising business, including number of active advertisers, average spending per advertiser, number of new customers acquired and customer retention rate in a given period. These metrics generally apply to both of the Company’s portal and Weibo advertising business. While the Company closely monitors these metrics in relation to customers, it has not historically disclosed the number of advertising customers and average spending per customer because it believe disclosing these metrics in a quantitative way may not supply investors with meaningful insight on the Company’s results of operation for two reasons: (a) few other market players disclose comparable metrics in a quantitative way, and voluntary disclosure of such information may put the Company at competitive disadvantage; and (b) each market player adopts different methodology in tracking and measuring these metrics, and voluntarily disclosing such information would not provide meaningful information to the investors for benchmarking purposes.

The Company undertakes to include a discussion of the metrics used to monitor the monetization of advertising business in future filings of its annual report on Form 20-F, and it will quantify the number of advertising customer sand average spending per customer if the Company believes such information becomes material to investors, especially for investors’ understanding of the Company’s performance in light of similar metrics, if any, disclosed by other competitors.

2.                                      We note the significant increase in revenue sharing cost in 2018 included in cost of Weibo revenues, which you state is primarily related to your advertisement production and live streaming business. Please separately quantify the amount or percentage of revenue attributable to revenue sharing arrangements, if material. To the extent there are any trends in the proportion of revenue earned through such arrangements and/or the average revenue share ratios, include a discussion of such trends and the impact on your results of operations. In your response, please tell us the amount of revenue from revenue sharing arrangements presented on a gross basis and the related revenue sharing costs for each period presented, separately identifying Weibo and SINA portal advertising. For arrangements where revenue is presented on a net basis, tell us the amount gross revenue and the revenue share that was netted against revenues for each period presented. Refer to Item 5.A and 5.D of Form 20-F and Part III.B of SEC Release No. 33-8350.

The Staff’s comment is duly noted. The Company respectfully clarifies for the Staff that its revenue sharing cost account mainly consists of advertisement production costs, which are related to advertising contracts with no revenue sharing arrangements, and costs shared with third-parties, which are related to contracts with revenue sharing arrangements for both advertising and marketing services and value-added services. SINA portal recorded the amount of revenue from revenue sharing arrangements on a gross basis, which were approximately $17.7 million, $20.9 million and $10.2 million, for the years ended December 31, 2016, 2017 and 2018. The related revenue sharing cost were approximately $0.7 million, $1.6 million and $0.6 million, for the years ended December 31, 2016, 2017 and 2018. They were not material during each period presented as a percentage to total revenue or total cost of revenue, or as compared to the revenue sharing cost incurred in the Company’s Weibo business. Additionally, all revenue sharing contracts in the Company’s SINA portal business had been recorded on gross basis for 2016, 2017 and 2018. The Company therefore only sets forth the details of revenue sharing cost of Weibo below.

The table below shows the detailed breakdown of revenue sharing cost account for each period presented of Weibo.

	Year Ended December 31,
	2016	2017	2018
	(In US$ thousands)
Advertisement production cost	18,915	20,135	34,589
Revenue sharing cost — Advertising and marketing	—	810	5,607
Revenue sharing cost — Value-added services	10,811	12,662	46,943
Total	29,726	33,607	87,139

•                  Advertisement production costs

Advertisement production costs are incurred as certain key account customers request Weibo to produce advertisement content for them as part of the services contemplated by the advertising contracts. Weibo engages third parties to help produce the advertisement and pays them an agreed amount of fee, which Weibo records as cost of revenues. The advertisement will then be delivered in Weibo’s advertising spaces purchased by the customer. Weibo does not share with any party the revenues it earns from these advertising contracts.

The requests for advertisement production services from key account customers are random in nature. Therefore, Weibo does not separately track revenues earned from these contracts and cannot provide an exact amount. Such revenues are estimated to grow together with Weibo’s advertising and marketing revenues. Weibo has also noted that advertisement production costs have been rising in recent years and expects the trend to continue in the foreseeable future.

•                  Revenue sharing contracts recorded on a gross basis

The Company respectfully advises the Staff that Weibo’s advertising and marketing contracts attributable to revenue sharing arrangements mainly involve cooperation with content creators, including celebrities, on Weibo’s platform or website, where Weibo acts as the principal to the advertising customers.

Weibo’s value-added services revenues attributable to revenue sharing arrangements are primarily from game-related services where Weibo acts as the principal and the newly acquired live streaming business in the fourth quarter of 2018.

The table below shows detailed information of revenues related to revenue sharing arrangements recorded on a gross basis for each period presented of Weibo.

	Year Ended December 31,
	2016	2017	2018
	(In US$ thousands)
Revenue sharing arrangements - Advertising and marketing	—	1,388	21,694
Revenue sharing arrangements - Value-added services	14,091	17,558	60,405
Total	14,091	18,946	82,099

•                  Revenue sharing contracts recorded on a net basis

The Company further advises the Staff that part of Weibo’s value-added services revenues attributable to revenue sharing arrangements are recorded on a net basis, mainly generated from game-related services, as Weibo does not act as the principal in fulfilling all obligations to the customers.  The gross amount received from customers were approximately $32.2 million, $17.5 million and $9.6 million, for the years ended December 31, 2016, 2017 and 2018, and the revenue share amounts that were netted against such gross amount were approximately $15.3 million, $7.1 million and $2.9 million for the corresponding periods, respectively.

Consolidated Financial Statements

Note 2 Significant Accounting Policies

Revenue recognition, page F-14

3.                                      Please describe for us the nature and terms of your revenue sharing arrangements related to advertising services. Tell us the specified good or service being provided to the customer and describe your consideration of the guidance in ASC 606-10-55-36 through 55-40. If revenues recognized from revenue sharing arrangements are significant, disclose your related policy as well as the significant judgments and assumptions made in determining gross or net presentation of such revenues. In your response, please separately discuss Weibo and portal advertising revenue sharing arrangements. Refer to ASC 606-10-50-1.

The Company respectfully advises the Staff that portal advertising contracts attributable to revenue sharing arrangements mainly involve cooperation with rich-media platform service providers. The Company acts as the principal in fulfilling all obligations to the customers. The providers take charge of the operation and management of rich-media platforms. The Company pays the providers a pre-determined portion of advertising revenues it earns from the SINA portal platforms. As noted in the response to comment #2, the amount of SINA portal advertising revenues recognized from revenue sharing arrangements are not material

Weibo advertising and marketing contracts attributable to revenue sharing arrangements mainly involve cooperation with content creators, including celebrities, on Weibo’s platform. Weibo works with content creators to expand distribution of its customers’ sponsored links and advertisements by sharing them through the posts of content creators with high traffic volume. Weibo pays these content creators a pre-determined portion of advertising revenues it earns from the cooperation. The Company has determined that Weibo is the principal in these transactions, as it is primarily responsible for fulfilling all the obligations to the advertising customers. Weibo has discretion in establishing pricing of the advertising contracts and controls the advertising inventory before the delivery to customers. Therefore, revenues related to these revenue sharing arrangements are recognized on a gross basis and the payments to content creators are recorded as revenue sharing costs. Weibo further refers the Staff to its responses to comment #2 above for more detailed information about its revenue sharing arrangements related to advertising and marketing services.

The company undertakes to revise the disclosure in its future Form 20-F filings in substantially the same form as follows (the revised part is underlined) with necessary updates:

The Company’s contracts with customers may include multiple performance obligations, which primarily consist of combination of services to allow customer to place advertisements on different areas of the Company’s websites or platform. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. For the deliverables that have not been sold separately, the best estimate of the stand-alone selling price is taken into consideration of the pricing of advertisings of the Company’s platform with similar characteristics and advertisements with similar formats and quoted prices from competitors and other market conditions. Revenues recognized with reference to best estimates of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Contracts with customers of online advertising may require cooperation from third parties. The Company pays a predetermined portion of revenues it earned from advertising contracts to the third parties. The Company has determined that it is the principal in these transactions, as it is primarily responsible for fulfilling all the obligations related to advertising contracts. The Company has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Company records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

*                                         *                                         *

The Company hereby acknowledges that

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 8262 8888.

Very truly yours,

/s/Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:                                Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP